

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 4, 2021

Yuanmei Ma
Chief Financial Officer
Fortune Rise Acquisition Corp
48 Bridge Street, Building A
Metuchen, New Jersey 08840

>   **Re: Fortune Rise Acquisition Corp**
>   **Form S-1 filed May 26, 2021**
>   **File No. 333-256511**

Dear Yuanmei Ma:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 filed May 26, 2021

Our warrant agreement will designate the courts of the State of New York..., page 58

1.   Please disclose here and in the last paragraph on page 120 whether the provisions of the warrant agreement will apply to claims arising under the Securities Act.

Exhibit 5.1, page 148

2.   Please file an executed legality opinion. We note that the current exhibit is a draft opinion.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Michael Volley at 202-551-3437 or Amit Pande at 202-551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact Todd Schiffman at 202-551-3491 or Sandra Hunter Berkheimer at 202-551-3758 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance